Mail Stop 3561

January 8, 2007

Richard H. Bachmann
President and Chief Executive Officer
Duncan Energy Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, Texas 77002

> **Re:** **Duncan Energy Partners L.P.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 15, 2006**
> **File No. 333-138371**

Dear Mr. Bachmann:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. We reissue comment 3 in our letter dated December 1, 2006. Please remove the Business Strategy and Competitive Strengths sections. Please further revise to reduce the length of the summary.

2. Please refer to comment 5 in our letter dated December 1, 2006. We note the materials you have provided to support the promotional terms and phrases. We continue to believe the following statement is not adequately supported by the materials and should be deleted accordingly:

- Enterprise Products Partners…is an industry leader in the development of pipeline and other midstream infrastructure in the continental United States and Gulf of Mexico – page 2.

Risk Factors, page 22

We may not have sufficient available cash…, page 22

3. Please refer to comment 11 in our letter dated December 1, 2006. We continue to believe this risk factor is vague and includes multiple risks. As requested previously, please revise to concisely state the material risk to you and investors. The additional risks addressed in this risk factor should be included under separate subheadings, if considered material.

The price of our common units may fluctuate…, page 41

4. This risk factor is considered generic and could apply to many companies within your industry or in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete this risk factor accordingly.

Selling Unitholder, page 165

5. Please refer to comment 24 in our letter dated December 1, 2006. We continue to believe that you should identify Enterprise Products OLP as an underwriter in the event the over-allotment option is exercised. Please revise your disclosure accordingly.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Erik Norris, Esq.
       Andrews Kurth LLP
       Fax: (713) 220-4285